EXHIBIT 99 (d)(9)	EXHIBIT (d)(9)

MECHANICAL TECHNOLOGY INCORPORATED

STOCK INCENTIVE PLAN

AMENDMENT NUMBER 1

WHEREAS, the Mechanical Technology Incorporated Stock Incentive Plan (the "Plan") was adopted by the Board of Directors (the "Board") of Mechanical Technology Incorporated (the "Company") on October 17, 1996 and approved by the Company's shareholders on December 20, 1996;

WHEREAS, Section 13 of the Plan provides that the Board may amend or modify the Plan at any time as the Board may deem appropriate;

NOW, THEREFORE, the Plan is amended in the following respect:

1. A new Section 6(f) is added to read as follows:

"(f) Change of Control. Notwithstanding any other provision of the Plan, upon a Change of Control (a) all Options and/or SARs then unexercised and outstanding shall become fully vested and exercisable as of the date of the Change of Control, (b) all restrictions, terms and conditions applicable to all Stock Grants then outstanding shall be deemed lapsed and satisfied as of the date of the Change of Control, and (c) any performance period shall be deemed completed, and any and all performance goals shall be deemed attained at the highest levels and all Stock-Based Units shall be deemed to have been fully earned as of the date of the Change of Control. The immediately preceding sentence shall apply to only those Recipients who are employed by the Company as of the date of the Change of Control. For the purposes of this Plan, "Change of Control" shall be deemed to have occurred when:

(i) any person or persons acting in concert (excluding Company benefit plans and First Albany Companies, Inc.) becomes the beneficial owner of securities of the Company having at least 25% of the voting power of the Company's then outstanding securities; or

(ii) any merger or other business combination of the Company (a "Transaction") other than a Transaction immediately following which the shareholders of the Company and any trustee or fiduciary of any Company employee benefit plan immediately prior to the Transaction own at least 50% of the voting power, directly or indirectly, of the surviving corporation in any such merger or other business combination;

(iii) within any 24 month period, the persons who were directors immediately before the beginning of such period (the "Incumbent Directors") shall cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of a successor to the Company. For this purpose, any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors (so long as such director was not nominated by a person who has expressed an intent to effect a Change of Control or engage in a proxy or other control contest); or

(iv) a plan of complete liquidation of the Company shall have been adopted or the holders of voting securities of the Company shall have approved an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company's assets.

IN WITNESS WHEREOF, the undersigned have executed this Amendment Number 1 to the Mechanical Technology Incorporated Stock Incentive Plan on this 6th day of September, 2002.

MECHANICAL TECHNOLOGY INCORPORATED

s/William Acker______________________________

William Acker

President